UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.

Report of independent auditors
on the special review of the
Quarterly Financial Information - ITR
on June 30, 2009 and 2008

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 06/30/2009

(A free translation of the original in Portuguese)

REPORT ON THE SPECIAL REVIEW

To the shareholders, board members and officers of
Contax Participações S.A.
Rio de Janeiro – RJ

1.	We revised the accounting information included in this Quarterly Financial Information – ITR, individual and consolidated, of Contax Participações S.A. (“Company”) and its subsidiaries, referring to the quarter ended June 30, 2009, comprising the balance sheets, the statements of income, the statements of changes in shareholders’ equity, cash flows, the notes to the financial statements and the performance report, prepared under the responsibility of the Company’s Management.

2.	Our review was carried out in accordance with the specific rules established by the Institute of Independent Auditors of Brazil - IBRACON, jointly with the Federal Accounting Board - CFC, and consisted, mainly, in the: (a) investigation and discussion with the managers responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to the main criteria adopted in the preparation of the Quarterly Financial Information and (b) review of the information and subsequent events that have, or may have, material effects on the financial position and operations of the Company and its subsidiaries.

3.	Based on our review, we are not aware of any material change that should be made to the accounting information contained in the Quarterly Financial Information aforementioned in order for it to be in accordance with the accounting practices adopted in Brazil and rules issued by the Securities and Exchange Commission of Brazil - CVM, applicable to the preparation of the Quarterly Financial Information.

4.	As mentioned in Note 2 to the Quarterly Information, due to the changes in the accounting practices adopted in Brazil, during 2008, the statements of income and of cash flows and their respective notes to the financial statements, referring to quarter ended June 30, 2008, presented for comparison purposes, were adjusted and are being presented again, as set forth in NPC 12 – Accounting Practices, Changes in Estimates and Error Corrections, approved by CVM Resolution 506/06. These statements of income and cash flows and their respective notes, referring to quarter ended June 30, 2008, adjusted and presented again, were reviewed by other independent auditors who issued a unqualified report on special review, dated July 28, 2008 and highlighted paragraphs, dated July 27, 2009, related to the procedures applied to the adjusted and re-submitted information.

Rio de Janeiro, July 27, 2009.

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Auditores Independentes	Accountant
CRC 2SP 011.609/O-8 “F” RJ	CRC SP 100.597/O-2 “S” RJ

To the Management and Shareholders
Contax Participações S.A.

1	We have conducted a special review of the quarterly financial information (ITR) of Contax Participações S.A. (parent company and consolidated), related to the quarter ended June 30, 2008, comprising the balance sheet, the statement of income, the notes to the financial statements and the performance report, prepared under the responsibility of its Management. Our responsibility is to issue a report, without stating an opinion, on these accounting statements. The review of the accounting information for the quarter ended June 30, 2008 of the subsidiary TNL Contax S.A., used for calculation purposes of the equity pick-up and consolidation was conducted under the responsibility of other independent auditors. Our report, concerning the amounts of this subsidiary, is exclusively based on the report of these other independent auditors.

2	Our review was carried out in accordance with the specific rules established by the Institute of Independent Auditors of Brazil - IBRACON, jointly with the Federal Accounting Board, and consisted, mainly, in the: (a) investigation and discussion with the managers responsible for the accounting, financial and operating areas of the Company, as to the main criteria adopted in the preparation of the quarterly financial information and (b) review of the information and subsequent events that have, or may have, material effects on the Company’s financial position and operations.

3	Based on our review and on the report issued by other independent auditors, as mentioned in paragraph 1, we are not aware of any material change that should be made to the aforementioned quarterly financial information, in order for it to be in accordance with the accounting practices adopted in Brazil and compatible with the rules issued by the Securities and Exchange Commission of Brazil - CVM, applicable to the preparation of the quarterly financial information.

4	Previously we issued a special review report on the quarterly information (ITRs) of June 30, 2008, dated July 28, 2008, prepared according to CVM’s specific instructions, which did not include the changes in the accounting practices provided for by Law 11,638/07. As outlined in the Note 2, as a result of changes in the accounting practices adopted in Brazil during 2008, the balance sheet of June 30, 2008, the statement of income, the notes to the financial statements and the performance report were adjusted and have been submitted again as provided for in the NPC 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors approved by CVM Resolution 506/06.
5	In addition, the statement of cash flows (Parent company and consolidated) related to the quarter ended June 30, 2008, prepared in connection with 2009 ITRs, was submitted to the same review procedures outlined in the paragraph 2 and we are not aware of any material changes that should be made in order for it to be in accordance with the accounting practices adopted in Brazil and compatible with the rules issued by the Securities and Exchange Commission of Brazil - CVM, applicable to the preparation of the quarterly financial information.

Rio de Janeiro, July 28, 2008, except for paragraphs 4 and 5, dated July 27,2009.

BDO Trevisan Auditores Independentes
Regional Accounting Board (CRC) 2SP013439/O-5 “S” RJ

José Luiz de Souza Gurgel
Accountant-partner
Regional Accounting Board (CRC) RJ-087339/O-4

01.01 - IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80
4 – NIRE (Corporate Registry ID) 33.300.275410

01.02 – HEADQUARTERS

1 – ADDRESS Rua do Passeio n° 48 a 56 (parte)			2 – DISTRICT Centro
3 – ZIP CODE 20021-290	4 – CITY Rio de Janeiro			5 – STATE RJ
6 – AREA CODE 021	7 – TELEPHONE 3131-0000	8 – TELEPHONE 3131-0172	9 – TELEPHONE 3131-0168	10 – TELEX
11 – AREA CODE 021	12 – FAX 3131-0292	13 – FAX 3131-0293	14 – FAX 3131-0294
15 – E-MAIL ri@contax.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 – NAME Michel Neves Sarkis				2 – ADDRESS Rua do Passeio, 56 – 16° andar
3 – DISTRICT Centro	4 – ZIP CODE 20021-290		3 – CITY Rio de Janeiro	6 – STATE RJ
7 – AREA CODE 21	8 – TELEPHONE 3131-0009	9 – TELEPHONE 3131-0168	10 – TELEPHONE 3131-0000	11 – TELEPHONE	12 – FAX 3131-0294
13 – E-MAIL msarkis@contax.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1– BEGINNING	2 – END	3 – QUARTER	4– BEGINNING	5 – END	6 – QUARTER	7– BEGINNING	8 – END
01/01/2009	12/31/2009	2	04/01/2009	06/30/2009	1	01/01/2009	03/31/2009
9 – INDEPENDENT AUDITOR Deloitte Touche Tohmatsu Auditores Independentes					10 – CVM CODE 00385-9
11 – TECHNICIAN IN CHARGE José Carlos Monteiro					12- TECHNICIAN’S CPF (Individual Taxpayer’s Register) 443.201.918-20

01.05 – CAPITAL STOCK

Number of Shares (thousand)	1 – Current quarter 06/30/2009	2 – Previous quarter 03/31/2009	3 – Same quarter previous year 06/30/2008
Paid-up capital
1 – Common	5,773	5,773	5,825
2 – Preferred	9,170	9,170	10,032
3 – Total	14,943	14,943	15,857
Treasury shares
4 – Common	166	166	166
5 – Preferred	-	-	-
6 – Total	166	166	166

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Other Types of Company	2 – STATUS Operational	3 – NATURE OF OWNERSHIP Domestic Holding Company	4 – ACTIVITY CODE 3990 – Management and Venture Capital Company - Without Main Sector
5 – MAIN ACTIVITY Venture Capital and Management	6 – CONSOLIDATION TYPE Total		7 – TYPE OF AUDITORS’ REPORT Unqualified opinion

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ (Corporate Taxpayer’s ID)	3 – CORPORATE NAME

01.08 – CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01 02	AGM AGM	04/07/2009 04/07/2009	DIVIDEND DIVIDEND	04/27/2009 04/27/2009	Common Preferred	R$ 3.366008 R$ 3.417003

01.09 –SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 –CAPITAL STOCK (in thousands of reais)	4 – AMOUNT OF CHANGE (in thousands of reais)	5 – NATURE OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE WHEN ISSUED (reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE Rio de Janeiro, July 28, 2009.	2 – SIGNATURE

02.01 – BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
1	Total Assets	347,591	410,683
1.01	Current Assets	73,441	164,573
1.01.01	Cash and Cash Equivalents	73,144	15,568
1.01.02	Credits	-	-
1.01.02.01	Clients	-	-
1.01.02.02	Sundry Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Other	297	149,005
1.01.04.01	Deferred and Recoverable Taxes	209	130
1.01.04.02	Credits Receivable - Subsidiary	-	-
1.01.04.03	Dividends Receivable - Subsidiary	-	148,743
1.01.04.04	Prepaid Expenses	88	132
1.02	Non-current Assets	274,150	246,110
1.02.01	Long-term Assets	6,192	6,719
1.02.01.01	Sundry Credits	-	-
1.02.01.02	Credits with Related Persons	-	-
1.02.01.02.01	Direct and Indirect Related Companies	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Persons	-	-
1.02.01.03	Other	6,192	6,719
1.02.01.03.01	Deferred and Recoverable Taxes	6,192	6,719
1.02.02	Permanent Assets	267,958	239,391
1.02.02.01	Investments	267,958	239,391
1.02.02.01.01	In Direct/Indirect Associated Companies	-	-
1.02.02.01.02	In Subsidiaries	267,958	239,391
1.02.02.01.03	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	-	-
1.02.02.03	Intangible Assets	-	-
1.02.02.04	Deferred Charges	-	-

02.02 – BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
2	Total Liabilities	347,591	410,683
2.01	Current Liabilities	2,333	52,319
2.01.01	Loans and Financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	59	365
2.01.04	Taxes, Fees and Contributions	9	556
2.01.05	Dividends Payable	2,199	51,359
2.01.06	Provisions	-	-
2.01.07	Debts with Related Persons	-	-
2.01.08	Other	66	39
2.01.08.01	Payroll, Charges and Social Benefits	66	39
2.01.08.02	Other Liabilities	-	-
2.02	Non-current Liabilities	16,360	59,650
2.02.01	Long-term Liabilities	16,360	59,650
2.02.01.01	Loans and Financing	-	-
2.02.01.02	Debentures	-	41,874
2.02.01.03	Provisions	-	-
2.02.01.04	Debts with Related Persons	-	969
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Other	16,360	16,807
2.02.01.06.01	Onlending to Shareholders	16,360	16,807
2.02.01.06.02	Other Liabilities	-	-
2.03	Deferred Income	-	-
2.05	Shareholders' Equity	328,898	298,714
2.05.01	Paid-up Capital Stock	223,873	223,873
2.05.01.01	Capital Stock	223,873	223,873
2.05.02	Capital Reserves	10,402	9,991
2.05.02.01	Capital Reserves	9,312	9,282
2.05.02.02	Equity Instruments for Share-Based Payment	1,090	709
2.05.03	Revaluation Reserves	-	-
2.05.04	Profit Reserves	60,627	60,627
2.05.04.01	Legal	15,465	15,465
2.05.04.02	Statutory	45,162	45,162
2.05.04.02.01	Statutory	55,535	55,535
2.05.02.02.02	Treasury Shares	(10,373)	(10,373)
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Profits	-	-
2.05.04.05	Profit Retention	-	-
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Valuation Assets Adjustments	-	-
2.05.06	Retained Earnings (Accumulated Losses)	33,996	4,223
2.05.07	Advance for Future Capital Increase	-	-

03.01 – STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 04/01/2009 to 06/30/2009	4 - From 01/01/2009 to 06/30/2009	5 - From 04/01/2008 to 06/30/2008	6 - From 01/01/2008 to 06/30/2008
3.01	Gross Revenue from Sales and/or Services	-	-	-	-
3.02	Gross Revenues Deductions	-	-	-	-
3.03	Net Revenue from Sales and/or Services	-	-	-	-
3.04	Cost of Goods and/or Services Sold	-	-	-	-
3.05	Gross Income	-	-	-	-
3.06	Operating Expenses/ Revenues	30,591	44,959	20,675	39,826
3.06.01	Selling	-	-	-	-
3.06.02	General and Administrative	(941)	(2,375)	(520)	(1,400)
3.06.03	Financial	2,975	1,315	184	315
3.06.03.01	Financial Income	2,061	2,655	223	377
3.06.03.02	Financial Expenses	914	(1,340)	(39)	(62)
3.06.04	Other Operating Income	-	-	-	-
3.06.05	Other Operating Expenses	(10)	(54)	(4)	(84)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Com	28,567	46,073	21,015	40,995
3.07	Operating Income	30,591	44,959	20,675	39,826
3.08	Non-operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before Taxes/Holdings	30,591	44,959	20,675	39,826
3.10	Provision for Income and Social Contribution Taxes	-	-	-	-
3.11	Deferred Income Tax	(818)	121	100	350
3.12	Holdings/Statutory Contributions	-	-	-	-
3.12.01	Holdings	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on Own Capital	-	-	-	-
3.15	Income for the Period	29,773	45,080	20,775	40,176
	Number of Shares, Ex-Treasury (thousand)	14,777	14,777	15,691	15,691
	Earnings per Share	2.01482	3.05069	1.32401	2.56045

04.01 – STATEMENT OF CASH FLOW – INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 04/01/2009 to 06/30/2009	4 - From 01/01/2009 to 06/30/2009	5 - From 04/01/2008 to 06/30/2008	6 - From 01/01/2008 to 06/30/2008
4.01	Net Cash from Operating Activities	(490)	(1,049)	446	(384)
4.01.01	Cash Generated in the Operations	1,254	732	(262)	(997)
4.01.01.01	Net Income	29,773	45,080	20,775	40,176
4.01.01.02	Equity in the Earings of Subsidiaries and Associated Companies	(28,567)	(46,073)	(21,015)	(40,995)
4.01.01.03	Provisioned Interests Expenses	(1,150)	1,090	(9)	(9)
4.01.01.04	Stock Option Plan	380	756	87	181
4.01.01.05	Deferred Income Tax and Social Contribution	818	(121)	(100)	(350)
4.01.02	Variation in Assets and Liabilities	(1,234)	(1,145)	(108)	(70)
4.01.02.01	(Increase)/ Decrease in Deferred Taxes	(267)	(326)	3	47
4.01.02.02	(Increase)/Decrease in Prepaid Expenses	44	(88)	(55)	(55)
4.01.02.03	Increase/(Decrease) in Payroll and Charges	27	24	27	2
4.01.02.04	Increase/(Decrease) in Suppliers	(306)	30	(81)	(63)
4.01.02.05	Increase/(Decrease) in Taxes Payable	(286)	(288)	-	-
4.01.02.06	Increase/(Decrease) in Other Liabilities	(446)	(497)	(2)	(1)
4.01.03	Other	(510)	(636)	816	683
4.01.03.01	Financial Charges	(510)	(636)	816	683
4.02	Net Cash from Investment Activities	149,355	149,355	-	12,637
4.02.01	Credits Recevied from Subsidiary	-	-	-	-
4.02.02	Dividends Received	149,355	149,355	-	12,637
4.03	Net Cash from Financing Activities	(91,289)	(91,294)	(12,834)	(12,814)
4.03.01	Increase/(Decrease) in Capital	-	-	-	-
4.03.02	Debentures	(40,978)	(40,978)	-	-
4.03.03	Mutual with Affiliated Companies - CP	(975)	(975)	-	-
4.03.04	Dividends Payment	(49,336)	(49,341)	(12,834)	(12,814)
4.03.05	Repurchase of Shares	-	-	-	-
4.03.06	Sale of Shares	-	-	-	-
4.04	Exchange Variance on Cash and Cash Equivalents	-	-	-	-
4.05	Increase(Decrease) in Cash and Cash Equivalents	57,576	57,012	(12,388)	(561)
4.05.01	Opening Balance of Cash and Cash Equivalents	15,568	16,132	12,703	876
4.05.02	Closing Balance of Cash and Cash Equivalents	73,144	73,144	315	315

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

01 - from 04/01/2009 to 06/30/2009

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 - RETAINED EARNINGS ACCUMULATED LOSS	8 - ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	223,873	9,991	-	60,627	4,223	-	298,714
5.02	Adjustment of Previous Years	-	-	-	-	-	-	-
5.03	Adjusted Balance	223,873	9,991	-	60,627	4,223	-	298,714
5.04	Net Income/Loss for the Period	-	-	-	-	29,773	-	29,773
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-
5.06.01	Cancelation of Treasury Shares	-	-	-	-	-	-	-
5.07	Valuation Assets Adjustments	-	-	-	-	-	-	-
5.07.01	Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Translation Accumulated Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease in Capital Stock	-	-	-	-	-	-	-
5.09	Recording/Realization of Capital Reserves	-	411	-	-	-	-	411
5.09.01	Equity Instruments for Share-Based Payment	-	381	-	-	-	-	381
5.09.02	Dividends Forfeiture	-	30	-	-	-	-	30
5.10	Treasury Shares	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	-	-	-	-
5.13	Closing Balance	223,873	10,402	-	60,627	33,996	-	328,898

01- from 01/01/2009 to 06/30/2009

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 - RETAINED EARNINGS ACCUMULATED LOSS	8 - ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	223,873	9,282	-	60,627	(11,084)	-	282,698
5.02	Adjustment of Previous Years	-	-	-	-	-	-	-
5.03	Adjusted Balance	223,873	9,282	-	60,627	(11,084)	-	282,698
5.04	Net Income/Loss for the Period	-	-	-	-	45,080	-	45,080
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-
5.06.01	Cancelation of Treasury Shares	-	-	-	-	-	-	-
5.07	Valuation Assets Adjustments	-	-	-	-	-	-	-
5.07.01	Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Translation Accumulated Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease in Capital Stock	-	-	-	-	-	-	-
5.09	Recording/Realization of Capital Reserves	-	1,120	-	-	-	-	1,120
5.09.01	Equity Instruments for Share-Based Payment	-	1,090	-	-	-	-	1,090
5.09.02	Dividends Forfeiture	-	30	-	-	-	-	30
5.10	Treasury Shares	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	-	-	-	-
5.13	Closing Balance	223,873	10,402	-	60,627	33,996	-	328,898

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 06/30/2009

01910-0 –	CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS	(In thousands of reais, except when otherwise indicated)

1 Operations

(a) Contax Participações S.A. (the "Company"), established on July 31, 2000, is a publicly-held company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quotaholder in Brazil or abroad. The Company has (i) as wholly-owned subsidiary, TNL Contax S.A. ("TNL Contax"), a contact center service provider, whose purpose is to provide tele-assistance services in general and (ii) as indirect subsidiary, TODO BPO e Soluções em Tecnologia S.A. (“TODO”), an “information technology” company, whose purpose is to provide information technology services.

(b) TNL Contax

TNL Contax was established in December 2002, after changing the corporate name of the extinguished TNext S.A. (“TNext”), a company established in August 1998. TNL Contax is a joint-stock, privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

(c) TODO

TODO, established in September 2008, a joint-stock, privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the management of full or partial value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

2 Presentation basis of Quarterly Information – ITR and summary of the main accounting practices

(a) Preparation Criteria of the Quarterly Information - ITR

The Quarterly Information – ITR was prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise the provisions contained in the Brazilian Corporation Law (Law 6,404/76), amended by Law 11,638/07 and Provisional Measure 449/08, which was converted into Law 11,941 on May 28, 2009, the Technical Pronouncements, Guidelines and Interpretations issued by the Brazilian Committee of Accounting Pronouncements (CPC) and Rules e Resolutions issued by the Brazilian Securities Commission (CVM) and the Institute of Independent Auditors of Brazil – IBRACON.

In addition, no relevant changes were made in the accounting practices in relation to those presented in the Note 3 to the Company’s annual financial statements of February 17, 2009.

The preparation of the Quarterly Information – ITR requires that the Management makes estimates and judgments concerned with the registration and disclosure of assets and liabilities, among them: (i) allowance for doubtful accounts, (ii) income tax provision, (iii) probable realization values of deferred income tax assets and liabilities; (iv) recoverable value and determination of the useful life of fixed and intangible assets, (v) provisions for contingencies and (vi) revenues and expenses. Actual results may differ from these Management’s estimates and judgments.

(b) Laws 11,638/07 and 11,941/09

On December 28, 2007, Law 11,638/07 was enacted, which modified and introduced new provisions to the Law 6,404/76. Said Law establishes several amendments to accounting and the preparation of financial statements, aiming at aligning them with the international financial reporting standards (IFRS), applicable to corporations and large-sized companies. The main amendments introduced by Law 11,638/07 took effect as of January 1, 2008.

On December 3, 2008, the Provisional Measure 449/08 (MP 449/08) was enacted and as an act of law established the Transition Tax Regime (RTT) when calculating taxable income referring to taxes adjustment deriving from the new accounting methods and criteria introduced by Law 11,638/07, besides introducing few amendments to the Law 6,404/76. The Provisional Measure 449/09 was converted into the Law 11,941 on May 28, 2009.

The financial statements related to the year ended December 31, 2008 were the first to include the full accounting changes introduced by these new laws. In compliance with NPC 12 – Accounting Practices, Changes in the Accounting Estimates and Correction of Errors, for comparison purposes of the quarterly information then reported, the effects of this initial adoption of the new laws were reflected in the Quarterly Information as of June 30, 2008.

The main amendments to the accounting practices promoted by Laws 11,638/07 and 11,941/09 applicable to the Company are outlined in the Note 2 to the Company’s annual financial statements dated February 17, 2009.

The chart below shows variations in results calculated in the quarter ended June 30, 2008, considering the amendments introduced by Laws 11,638/07 and 11,941/09 under the item “retained earnings/accumulated losses” in shareholders’ equity (previously calculated pursuant to the accounting practices enacted by Law 6,404/76):

		Result	Shareholders' equity

	Parent Company	Consolidated	Parent Company	Consolidated

Balance originally presented	43,560	43,560	333,840	333,840
Property, plant and equipment - Leasing (vi)	-	(12,714)	-	(61,559)
Financial leasing (vi)	-	9,511	-	47,477
Investment (vi)	(3,203)	-	(14,082)	-
Stock option plan (vii)	(181)	(181)	(385)	(385)

Balance as per Law No. 11,638/07	40,176	40,176	319,373	319,373

3 Consolidation

The consolidated financial information was prepared in accordance with CVM Rule 247/96. Thus, the balance sheet and statements of income consolidation process corresponds to the sum of respective assets, liabilities, revenues and expenses, added by the following eliminations between the Parent Company and its direct or indirect subsidiaries: (i) interest in the capital stock, reserves, retained earnings/accumulated losses and investments, (ii) checking account balances and other assets and/or liabilities, (iii) material transactions effects, (iv) minority interest and subsidiaries shareholders’ equity, which are highlighted.

The Company’s consolidated quarterly information reflects its balances and its direct and indirect subsidiaries’ balance on the same reference date and according to the same accounting practices.

The financial statements of Contax Participações S.A. comprise the following financial information of its direct and indirect subsidiaries:

		Interest - %

	Control	2009

TNL Contax S.A.	Direct	100
TODO BPO e Soluções em Tecnologia S.A. (i)	Indirect	80

(i) TODO BPO’s Extraordinary General Meeting held on October 29, 2008 approved the capital increase, upon issue of 8,000 new common shares, in the amount of R$10,000, of which R$8 were allocated to compose the capital stock and R$9,992 were allocated to the capital reserve, fully subscribed by TNL Contax.

4 Cost of Services Rendered and Operating Expenses - by Nature (consolidated)

			6/30/2009

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	651,106	37,177	688,283
Third-party services (ii)	119,151	21,494	140,645
Depreciation (iii)	49,083	7,943	57,026
Rental and insurance (iv)	46,730	3,444	50,174
Marketing, sponsorship and donation	74	6,849	6,923
Other inputs	6,538	193	6,731

	872,682	77,100	949,782

			6/30/2008

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	513,362	25,784	539,146
Third-party services (ii)	93,341	10,544	103,885
Depreciation (iii)	40,717	5,417	46,134
Rental and insurance (iv)	32,396	862	33,258
Marketing, sponsorship and donation	59	3,940	3,999
Other inputs	5,757	183	5,940

	685,632	46,730	732,362

(i) Costs with personnel have increased due to the growth of the business volume and to salary increases provided for in collective bargaining agreements negotiated in the second half of 2008.

(ii) The third-party services considered as Cost of Services Rendered refer mainly to expenses with workstation maintenance and data processing, while the third-party services considered as Selling, general and administrative expenses refer to expenses with consulting services, traveling, and legal advice, among others.

(iii) Assets acquired through financial leasing agreements were classified as fixed assets pursuant to CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 (Leasing Operations) and have been depreciated on a straight-line basis based on the asset’s expected useful life.

(iv) Basically, these represent expenses with property rental and contact center operating infrastructure.

5 Other Operating Expenses, Net

	Parent Company			Consolidated

	6/30/2009	6/30/2008	6/30/2009	6/30/2008

Other Operating Revenues
Reversals of contingencies (Note 17)	-	-	6,049	2,715
Fines on overdue accounts	-	-	40	537
Recovered expenses	-	-	178	81

	-	-	6,267	3,333

Other Operating Expenses
Provision for contingencies (Note 17)	-	-	(9,854)	(7,113)
IPTU	-	-	(1,658)	(1,261)
Cost of fixed assets written-off	-	-	(967)	(162)
Other	(54)	(84)	(1,716)	(2,229)

	(54)	(84)	(14,195)	(10,765)

	(54)	(84)	(7,928)	(7,432)

6 Financial income, net

	Parent Company			Consolidated

	6/30/2009	6/30/2008	6/30/2009	6/30/2008

Financial revenues
Yields from financial investments (i)	1,816	128	11,886	11,268
Other financial revenues	839	249	1,450	816

	2,655	377	13,336	12,084

Financial Expenses
Interest and monetary restatement of contingencies	-	-	(4,001)	(2,688)
Interest on BNDES financing (Note 13)	-	-	(8,754)	(6,008)
Interest on commercial leasing	-	-	(4,917)	(3,487)
Letter of guarantee commission (ii)	-	-	(867)	(1,054)
Interest on loans with subsidiaries	(25)	(9)	-	-
Interest on debentures (Note 15)	(1,065)	-	-	-
Other financial expenses (iii)	(250)	(53)	(2,562)	(1,798)

	(1,340)	(62)	(21,101)	(15,035)

	1,315	315	(7,765)	(2,951)

(i) The income return on Parent Company’s investments was up due to dividends received from the Subsidiary in April 2009.

(ii) Cost mainly related to first-tier banks’ letters of guarantee given as collateral of BNDES loans (Note 13).

(iii) Basically refer to financial discounts granted to customers and taxes on foreign operations.

7 Tax credits and Income Tax and Social Contribution expenses

Income tax and social contribution deferred tax credits result from tax losses and temporary differences related to undeductible provisions until these are effectively realized.

(a) Tax credits

The credits and expenses with income and social contribution taxes are broken down as follows:

	Parent Company			Consolidated

	6/30/2009	6/30/2008	6/30/2009	6/30/2008

Current
Income tax	-	-	14,836	11,672
Social contribution	-	-	5,735	4,310

	-	-	20,571	15,982

Deferred Charges
Income tax on temporary additions	-	-	2,464	66
Social contribution on temporary additions	-	-	887	24
Income tax on tax losses	(89)	(257)	(89)	4,907
Social contribution on negative base (tax loss	(32)	(93)	(33)	1,767

	(121)	(350)	3,229	6,764

	(121)	(350)	23,800	22,746

(b) Income tax and social contribution reflected in results are originated from:

	Parent Company			Consolidated

	6/30/2009	6/30/2008	6/30/2009	6/30/2008

Income before income tax
and social contribution	44,959	39,826	68,416	62,922

Income tax and social
contribution at nominal rate (34%)	(15,286)	(13,541)	(23,261)	(21,393)
Adjustments to determine the effective rate
Permanent exclusion from equity
pick-up	15,665	13,938	-	-
Tax effects over permanent (additions) (i)	-	-	(1,322)	(469)
Other	(258)	(47)	783	(884)

Income tax and social
contribution benefits (expenses)	121	350	(23,800)	(22,746)

Effective income tax
and social contribution rate	-0.27%	-0.88%	34.79%	36.15%

(i) This refers basically to expenses with fines, donations, free products and sponsorships deemed non deductible, among others.

(c) Neutrality for tax purposes related to the initial application of Laws 11,638/07 and 11,941/09

The Company opted for the Transition Tax Regime - RTT, enacted by Law 11,941/09, by means of which, the assessments of corporate income tax (IRPJ), social contribution on net income (CSLL), social contribution tax on gross revenue for social integration program (PIS) and social contribution tax on gross revenue for social security financing (COFINS) for the 2-year period 2008-2009 are still determined under the accounting methods and criteria enacted by Law 6,404/76, effective as of December 31, 2007. Therefore, the deferred income tax and social contribution calculated over adjustments deriving from the adoption of new accounting practices of Laws 11,638/07 and 11,941/09 were recorded in the Company’s financial statements, where applicable. The Company will register said option in the 2009 Corporate Income Tax Return (DIPJ) related to the 2008 calendar year.

8 Cash and Cash Equivalents

	Parent Company		Consolidated

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Cash and banks	193	74	25,958	1,741
Financial investments (i)	72,951	15,494	257,730	312,037

	73,144	15,568	283,688	313,778

(i) Financial investments are indexed to the variation of the Interbank Deposit Certificate (CDI) rate and are represented by Bank Deposit Certificates – CDBs and purchase and sale commitments.

9 Deferred and Recoverable Taxes

	Parent Company				Consolidated

	06/30/2009		03/31/2009		06/30/2009		03/31/2009

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions (i)	-	-	-	-	2,902	13,864	3,767	12,905
Social contribution on temporary additions (i)	-	-	-	-	1,045	4,992	1,356	4,646
Income tax on tax losses	-	789	-	1,391	-	789	-	1,391
Social contribution on negative base	-	284	-	500	-	284	-	500

	-	1,073	-	1,891	3,947	19,929	5,123	19,442

Other recoverable taxes
Recoverable income tax (Note 16)	-	-	-	-	11,241	-	4,108	-
Recoverable social contribution (Note 16)	-	-	-	-	4,150	-	1,517	-
Withholding income tax (ii)	209	5,119	130	4,828	1,280	5,119	2,393	4,828
Withholding PIS/COFINS/CSLL	-	-	-	-	676	-	471	-
Recoverable INSS	-	-	-	-	2,938	-	1,517	-
Recoverable ISS (iii)	-	-	-	-	-	2,854	-	2,832

	209	5,119	130	4,828	20,285	7,973	10,006	7,660

	209	6,192	130	6,719	24,232	27,902	15,129	27,102

(i) Tax credits on temporary differences, mainly on provisions, positive and negative, except for provision for contingent liability of Oi Fixa (Note 17 (b) (iii)).

The Company and its subsidiary TNL Contax recorded its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Decision 273/98, as well as CVM Rule 371/02.

(ii) Withholding income tax on financial investment redemptions, due to the share buyback program, classified as non-current, since short-term recovery is not expected.

(iii) Recoverable ISS is classified as non-current by virtue of the repayment terms with Municipal bodies.

As per economic feasibility studies prepared in December 2008 and approved by the Management bodies, the future generation of taxable income indicates tax credits full realization up to the fiscal year to end on December 31, 2011, as detailed below:

Up to December 31:	Consolidated

2009	3,947
2010	9,965
2011	9,964

23,876

10 Investments

It represents the investment in the direct subsidiary TNL Contax and in the indirect subsidiary TODO, as described below:

	TNL Contax		TODO

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Interest in subsidiaries
(direct and indirectly) - %	100%	100%	80%	80%
Number of shares	309,550,225	309,550,225	8,000	8,000
Capital	223,900	223,900	10	10
Shareholders' equity	267,958	239,391	8,075	9,120

Total investments	267,958	239,391	6,460	7,296

Net income for the period	46,073	17,506	(2,322)	(1,277)

Equity income	46,073	17,506	(1,857)	(1,022)

11 Property, Plant and Equipment (consolidated)

	3/31/2009	6/30/2009

						Annual
						depreciation
Cost	Initial	Additions	Write-off	Transfers	Final	rates - %

Computer equipment	342,892	9,522	-	1,475	353,889
Furniture, fixtures and fittings	73,901	2,011	-	343	76,255
Facilities on third-party premises (i)	204,330	18,757	(2,562)	-	220,525
Construction in progress	3,306	1,535	-	(3,078)	1,763
Buildings (iii)	2,709	-	-	-	2,709
Land	831	-	-	-	831
Other assets	34,688	1,407	-	(34)	36,061

	662,657	33,232	(2,562)	(1,294)	692,033

Accumulated depreciation

Computer equipment (ii)	(240,308)	(13,063)	-	63	(253,308)	33.3
Furniture, fixtures and fittings (ii)	(26,630)	(2,460)	-	(92)	(29,182)	12.5
Facilities on third-party premises	(58,395)	(5,684)	1,596	-	(62,483)	10
Buildings (iii)	(131)	(27)	-	-	(158)	4
Other assets	(9,031)	(955)	-	29	(9,957)	10

	(334,495)	(22,189)	1,596	-	(355,088)

Net property, plant and equipment	328,162	11,043	(966)	(1,294)	336,945

(i) The real estate rental agreements effectiveness varies from 5 up to 8 years. The company may renew it for the same period.

(ii) The acquired assets’ monthly depreciation rates in the lines of IT equipment and furniture and fixtures were reviewed due to the reduction of the economic useful life estimate. The evaluation studies to determine the new economic useful life of these assets were prepared in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this type of activity and supported by technical appraisal reports.

Assets acquired through financial leasing agreements as ruled by CVM Resolution 554/08, were classified as property, plant and equipment and recorded under “IT equipment” and “Furniture and fixtures” and generated a R$6,402 increase in depreciation on June 30, 2009 (R$12,714 on June 30, 2008).

12 Intangible (consolidated)

	3/31/2009	6/30/2009

					Annual
					Amortization
	Opening	Additions	Transfers	Closing	rates - %

Data processing systems	157,542	5,033	1,294	163,869

Accumulated amortization	(73,005)	(6,783)	-	(79,788)	20

Net intangible assets	84,537	(1,750)	1,294	84,081

13 Loans and Financing (consolidated) Domestic Currency

					Consolidated

				Financial
Purpose	Openning	Maturity	Guarantees	charges	6/30/2009	03/31/2009

BNDES (operation	10/2007	09/2013	Banking	TJLP + 2%
expansion and			guarantee	p.a	218,182	218,052

upgrade)

Current					36,848	23,239
Non-current					181,334	194,813

In August, 2007, the subsidiary TNL Contax entered into a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services rendered, productivity and investing in marketing actions.

Said loan was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services – PROSOFT-Company.

In October 2007, the subsidiary disbursed the first tranche, in the amount of R$100,002. In the first half of 2008, the second, third and fourth tranches were disbursed on January 28 and 30 and June 12, 2008, in the amounts of R$40,001 and R$10,001 and R$61,822, respectively. On November 18, 2008, the last tranche was disbursed in the amount of R$4,904. The tranches totaled R$216,730, as a result of the restated TJLP (long-term interest rate).

The maturity date of the financial charges is quarterly up until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal shall be settled monthly as of October 15, 2009.

TNL Contax contractually opted for tendering guarantees through sureties from financial institutions, in this case, receivables and restrictive covenants structures are not applicable. Costs related to these sureties totaled on June 30, 2009, R$733 (R$939 on June 30, 2008).

Financing breakdown in the quarter ended on June 30, 2009.

		Interest	Financial
Purpose	03/31/2009	Amortization	charges	06/30/2009

BNDES	218,052	(4,272)	4,402	218,182

Schedule of annual disbursement until the expiration of the agreement.

Principal

2009	13,546
2010	54,182
2011	54,182
2012	54,182
2013	40,638

216,730

14 Commercial Leasing - (consolidated)

	Number of	Balance payable

Lessor	installments	6/30/2009	3/31/2009

CIT	48	2,507	3,325
Unibanco	48	1,376	2,249
HP Financial	48	2,509	3,695
	60	7,309	8,224
IBM Leasing	48	95	142
	60	3,609	4,052

		17,405	21,687

Current		11,859	14,356
Non-current		5,546	7,331

TNL Contax has several leasing agreements related to IT equipment and furniture for the maintenance of the Company’s operations. These agreements are recorded at present value in current and non-current long-term liabilities.

15 Private debentures (Parent Company)

On November 18, 2008, the Company raised the amount of R$40,000 deriving from the private issuance of debentures, approved at the Board of Directors meeting held on September 30, 2008, as shown below:

				Value	Annual
	Issue	Issue	Outstanding	at the	financial
	date	type	securities	issue date	charges	04/27/2009

1st Series	18/11/2008	Private	4,000	40,000	TJLP + 2%
Principal						40,000
Interest						1,262

						41,262

The debentures were issued in a single tranche and are not convertible into shares. The full amortization of principal and interest took place in a lump sum on April 27, 2009;

16 Taxes recoverable

	Parent Company		Consolidated

	6/30/2009	3/31/2009		6/30/2009		3/31/2009

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Income Tax and Social
Contribution (i)	9	554	20,585	-	7,152	-
ISS	-	-	12,086	-	9,397	-
PIS and COFINS	-	-	7,145	-	6,258	-
Social Security paid by	-	-
installments (ii)			768	1,446	768	1,616
Other recoverable taxes	-	2	9	-	12	-

	9	556	40,593	1,446	23,587	1,616

(i) There are advance payments to offset the taxes calculated, in accordance with the amounts recorded in the Recoverable Income and Social Contribution Taxes lines (Note 9).

(ii) It refers to the payment by installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, which has been fully transferred to third parties, not affecting TNL Contax’s results, recorded in the item “Other Assets” in the current assets.

17 Provisions for Contingencies and Court Dispute Legal Liabilities (consolidated)

The Company and its (direct and indirect) subsidiaries are parties involved in tax, civil and labor lawsuits, and others in progress which have been discussing these issues in the administrative and judicial levels, and where applicable, they are supported by court deposits. The Management, based on its legal advisors’ opinion, understands that the applicable legal measures and procedures that have already been taken in each situation are sufficient to cover eventual losses and preserve the Company’s and its subsidiaries’ shareholders’ equity.

(a) The subsidiary TNL Contax showed the following balances of provisions for contingencies and court deposits:

				Provision for
		Court deposits		contingencies

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Tax contingencies	1,517	1,495	15,370	13,072
Labor contingencies	41,693	37,034	54,296	52,446
Civil contingencies	-	-	596	586

	43,210	38,529	70,262	66,104

(b) The transactions conducted in the provision during the three-month period ended on June 30, 2009 are shown below:

					Monetary
	3/31/2009	Additions	Uses	Reversals	Restatements	6/30/2009

Tax
Tax on services – ISS	2,161	-	-	-	43	2,204
INSS (i)	5,964	560	-	-	149	6,673
PIS/COFINS (ii)	4,945	823	-	-	724	6,492

	13,070	1,383	-	-	916	15,369

Labor (iii)	52,447	3,811	(1,691)	(1,961)	1,691	54,297
Civil	587	108	-	(133)	34	596

	66,104	5,302	(1,691)	(2,094)	2,641	70,262

TNL Contax’s tax delinquency notice related to INSS contributions amounted to R$20,082, restated until June 30, 2009. Out of this amount, R$6,674 is accrued. Concerning the remaining R$13,408, TNL Contax filed a defense as it disagrees with tax authority’s understanding. According to our external legal advisors, the provision of this amount is not appropriate, since the chances are possibly successful.

(i) Mainly comprised by provision to regulate contributions to SENAC and SEBRAE entities, and in payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Assistance Fund) codes of payment table.

(ii) Provisioned amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of advance appeal relief until decision of bill of review 2007.01.00.017041 -3/DF with the Federal Regional Court of the 1st region.

(iii) The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amounted to R$39,590.

According to the services agreement executed between Telemar Norte Lesta S/A (“Oi Fixa”) and TNL Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that company, whose amount was recorded as counter-entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$14,707.

(c) The Company has contingent liabilities tax and civil in the amounts of R$35,439 and R$2,204, respectively. These values are not provisioned due to the fact that the TNL Contax filed a defense and based on the opinion of its external legal advisors who attribute to said lawsuits the probability of loss as possible and remote.

18 Shareholders' Equity

(a) Capital stock and share rights

The subscribed and paid-up capital on June 30, 2009 and March 31, 2009 is R$223,873 represented by 14,942,685 non-par registered book-entry shares, of which 5,772,435 are common shares and 9,170,250 are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of non-cumulative minimum dividends of (a) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% of net equity value of shares, prevailing the highest amount between (a) and (b).

The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

(b) Capital reserve in share subscription

The capital reserve records a balance of R$10,402 on June 30, 2009, as a result of the utilization of part of this reserve in the first share buyback program, pursuant to the resolution of the Board of Directors as of June 29, 2006.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Corporate Law, this reserve is recorded based on 5% of its net income for the year, until it reaches the limit of 20% of the paid-up capital stock or 30% of the capital stock accrued of capital reserves. The legal reserve may only be used either for increasing capital stock or offsetting accumulated losses.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure the realization of investments in the Company’s interest, as well as to increase its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

On September 5, 2008, as per resolution of the Board of Directors, this reserve was allocated to the fourth share buyback program, and shares remained in treasury (Note 18 (e) (iv)).

(e) Treasury Shares

(i) First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

(ii) Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus 1,750,000 common shares remaining in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

(iii) Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 18,277,422 preferred shares and 3,193,472 common shares, cancelled on October 17, 2007, of which 1,750,000 common shares remain in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

(vi) Fourth share buyback program

At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved a new share buyback program, with funds from Capital Reserve and Statutory Reserve accounts, totaling the buyback of 861,664 preferred shares and 52,337 common shares, which remained in treasury.

The Extraordinary General Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without decreasing the Company’s capital stock, and 166,018 common shares remaining in treasury.

					In Reais

	Thousand	Buyback	Average	Maximum	Minimum
	Shares	Price	Price	Price	Price

Preferred Shares
1st Buyback Program	11,774	21,517	1.83	1.95	1.61
Share Cancellation	(11,774)	(21,517)	1.83
2nd Buyback Program	24,058	46,242	1.92	2.00	1.84
Share Cancellation	(24,058)	(46,242)	1.92
3rd Buyback Program	18,277	46,424	2.54	2.65	2.46
Share Cancellation	(18,277)	(46,424)	2.54
4th Buyback Program	862	36,206	42.00	42.81	41.59
Share Cancellation	(862)	(36,206)	42.00

	-	-

Common Shares
1st Buyback Program	5,887	19,097	3.24	3.41	3.12
Share Cancellation	(5,887)	(19,097)	3.24
2nd Buyback Program	5,298	16,144	3.05	3.29	2.97
Share Cancellation	(3,548)	(10,812)	3.05
3rd Buyback Program	3,193	11,287	3.53	3.62	3.52
Share Cancellation	(1,443)	(5,102)	3.54
Sale of Shares	(180)	(604)	3.36

	3,320	10,913	3.29
Reverse Split of Shares (1/20)	166	10,913	65.74
4th Buyback Program	52	2,730	52.50	52.94	51.73
Share Cancellation	(52)	(2,730)	52.50

	166	10,913

	166	10,913

(f) Stock option plan

The Extraordinary General Meeting held on April 16, 2007, approved a stock option plan. The Board of Directors is liable for managing the plan and introducing periodic stock option programs.

The Stock Option Plan initiated in 2007 provides for three beneficiaries who are entitled to a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 thousand common shares granted within the scope of plan in April 2007. Options may be exercised as of October 1, 2007, in four equal annual lots. Pursuant to the Stock Option Plan, the beneficiary must allocate a minimum amount to acquire shares deriving from options whose initial grace period has already elapsed, under the penalty of extinguishment of option related to that year,

The strike price of R$51.20 was calculated based on the weighted average quote of Bovespa within 30 days immediately prior to the concession date and will be monetarily restated in compliance with the General Market Price Index - IGP-M.

Share market value on the last business day of June 2009 was R$53.78 per share.

TNL Contax’s stock options are qualified to be treated as equity instrument, according to CPC 10, as share-based payment. On June 30, 2009, R$757 expense was verified.

In the first lot of the program, 8,983 options were exercised, corresponding to R$167.

Fair value of options was calculated using the Black & Scholes option pricing model on the granting date, based on the following assumptions:

	1st Tranche	2ndTranche	3rd Tranche	4th Tranche

Strike price (R$) (*):	51.20	51.20	51.20	51.20
Market price (R$) (*):	64.00	64.00	64.00	64.00
Options fair value	14.13	20.66	22.26	25.29
Share price volatility	19.64%	37.51%	23.54%	23.54%
Risk-free rate of return:	11.08%	10.53%	10.30%	10.17%
Dividend yield:	1.40%	1.40%	1.40%	1.40%

(*) On the plan's granting date

TODO’s Extraordinary General Meeting held on October 29, 2008 approved the stock option plan, with the issue of 800 TODO’s new registered common shares, with no par value. Up to now, no options have been granted to managers.

(g) Reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per the call to the shareholders, a term of until November 16, 2007 was granted to carry out the adjustments to share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$22,106, out of which R$5,746 were transferred to shareholders of fractioned shares. The R$16,360 non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

(h) Unrealized profit reserve

The unrealized profit reserve, as provided for in the Company’s Bylaws, aims at not distributing the portion of equity adjustment financially unrealized as dividends.

As provided for in Articles 197 and 202 of Law 10,303, dated October 31, 2001, Contax Participações allocated the surplus verified between the difference of its minimum mandatory dividend and the divided receivable to the unrealized profit reserve, which amount when realized and if not absorbed by future losses, will be added to the first dividend declared after such realization.

(i) Dividends

The Company’s Bylaws provides for the 25% allocation of net income for the year as minimum mandatory dividends after the necessary adjustments and according to the legal determinations. The Company may also distribute quarterly dividends, provided that the total dividends paid do not exceed the value of its capital reserve.

In the Annual General Meeting held on April 7, 2009 the shareholders approved the proposal regarding the allocation of net income for the year ended on December 31, 2008, which was already included in the financial statements on that date, as follows: (a) allocation of R$4,620 for the legal reserve. (b) distribution of dividends to the Company’s shareholders as of April 30, 2009, in the total gross amount of R$50,000, R$33,374 of which as dividends related to the year ended on December 31, 2008, and R$16,626 through the use of unrealized profits reserves, and (c) allocation of R$54,415 to establish the statutory reserve.

Since January 1, 2009 dividends have been paid according to the Referential Rate (TR).

19 Financial Instruments

(a) Classification and valuation of the financial instruments

The Company operates with several financial instruments, especially financial investments, accounts receivable, suppliers, loans and financings, debentures and leasing.

Its financial assets must be classified into the following categories: measured by fair value through income (destined for trading), loans and receivables, held-to-maturity and available-for-sale securities. The financial liabilities are classified as measured by fair value or not measured by its fair value.

The classification depends on the purpose to which the financial instruments were acquired. Management determines the classification of its financial instruments at the initial recognition.

Cash and cash equivalents were not classified in the category of financial instruments, since they represent high liquid financial assets with an insignificant risk of change in value.

On June 30, 2009 and March 31, 2009, the classification of financial instruments can be summarized as follows:

06/30/2009 and 03/31/2009

Accounts receivable	Measured by amortized cost method
Suppliers	Measured by amortized cost method
Loans and financing	Measured by amortized cost method

(i) Measured by fair value through income (destined for trading)

The financial assets measured at fair value through income are financial assets held for active and usual trading. The assets of this category are classified as current assets. Gains or losses resulting from variations in fair value of financial assets, measured at fair value through income, shall be presented in the statement of income under “financial result” in the period they occurred, unless the instrument has been contracted in connection with other operation. In this case, the variations are recognized under the same item of income affected by said operation. On June 30, 2009, the Company had no financial assets held for active and usual trading.

(ii) Loans and receivables

This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinate payments, not quoted in an active market. These are included as current assets, except for those with maturity exceeding twelve months after the balance sheet date (these are classified as non-current assets). Loans and receivables are accounted by amortized cost, using the real interest rate method. On June 30, 2009, the Company had no loans and receivables.

(iii) Held-to-maturity financial assets

These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio up to maturity. These are measured by acquisition cost, accrued of yields earned in contra account to income for the year. On June 30, 2009, the Company did not have held-to-maturity financial assets.

(iv) Available-for-sale financial assets

The available-for-sale financial assets are non-derivatives which are designated in this category, or which are not classified in any other category. They are included in non-current assets, unless Management intends to divest within twelve months after the balance sheet date. Available-for-sale financial assets are recorded by their fair value. The interest of available-for-sale securities, calculated using the real interest rate method are recognized in the statement of income as financial revenues. The portion corresponding to the variation in the fair value is recorded against shareholders’ equity, in the adjustment to assets valuation account, being realized against income upon its settlement or due to permanent loss. On June 30, 2009, the Company did not have available-for-sale financial assets.

(b) Fair value of financial instruments

The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models making use of as much information as possible generated by the market and relying very little on information generated by the entity’s Management.

On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income – is excluded from equity and recognized in the statement of income.

On June 30, 2009 and March 31, 2009, the book and fair values of the financial instruments are shown as follows:

				6/30/2009

	Parent Company			Consolidated

	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	73,144	73,144	283,688	283,688
Accounts receivable (i)			127,849	127,849
Suppliers (i)	59	59	56,559	56,559

				3/31/2009

	Parent Company			Consolidated

	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	15,568	15,568	313,778	313,778
Accounts receivable (i)			105,798	105,798
Suppliers (i)	365	365	53,823	53,823

(i) As accounts receivable and payable on average are settled within a 30-day term, the book values substantially represent the fair values on the balance sheet dates.

The Company has a loan with BNDES, not included in the note above, since this type of financing does not have fair value calculation in Brazil.

(c) Sensitivity analysis to CDI rate variation

The Company maintains a significant portion of its debt and cash and cash equivalents indexed to CDI variation. On June 30, 2009, the Company recorded a net cash of R$ 73,144 in the parent company and of R$48,101 in the consolidated, represented by cash and cash equivalents, net of loans and financing, leasing.

The market expectation, as per data published by Brazilian Central Bank (Focus Report), with reference date as of July 17, 2009, pointed an effective median rate (Top 5) of Selic estimated at 8.75%, a probable scenario for 2009, against the effective rate of 9.40% verified on June 30, 2009.

In addition, the Company carried out sensitivity tests for adverse scenarios, taking into account rate deterioration by 25% or 50% higher than the probable scenario, as per chart below:

		Parent Company

		Scenario I -	Scenario II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on June 30, 2009	9.40%	9.40%	9.40%
Net cash (i)	73,144	73,144	73,144
CDI annual estimated rate	8.75%	10.94%	13.13%
Annual effect on net debt :
Decrease	475
Increase		1,125	2,725

			Consolidated

		Scenario I -	Scenario II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on June 30, 2009	9.40%	9.40%	9.40%
Net cash (ii)	48,101	48,101	48,101
CDI annual estimated rate	8.75%	10.94%	13.13%
Annual effect on net cash :
Decrease	313
Increase		740	1,792

(i) The net cash considers the amount of R$73,144 related to cash and cash equivalents without reporting debts on June 30, 2009.

(ii) Net Cash considers the amount of R$283,688 related to cash and cash equivalents and R$218,182 related to loans and financing and R$17,405 related to leasing.

(d) Derivatives

On June 30, 2009 and March 31, 2009, the Company did not operate with derivative financial instruments.

(e) Cash, Banks and Financial Investments

The recorded values are close to the realization or settlement values. Cash surplus is invested, in line with treasury policies, and periodically reassessed.

(f) Financing

On August 23, 2007, the subsidiary TNL Contax S.A. signed a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions (Note 13).

On September 30, 2008, the Company’s Board of Directors approved, in compliance with paragraph 1 of Article 59 of Law 6,404/76, the issue of simple debentures not convertible into shares for private subscription, in the amount of R$40,000, and TNL Contax as fully applicant for the debentures.

Debentures were issued in a single series and unsecured guarantee, redeemable within three years, with principal and interest rates at the end of the period and remuneration of long-term interest rate (TJLP) + 2% p.a..

On April 27, 2009, private debentures with the subsidiary TNL Contax were fully settled.

(g) Commercial Leasing

The subsidiary has several leasing, IT equipment, furniture agreements, whose payments were separated between financial charges and decrease in liabilities, pursuant to Law 11,638/07 (Note 14).

(h) Credit risk

The credit risk is minimized due to the financial size of the companies to which TNL Contax provides services.

Moreover, the Company continuously monitors its receivables, reassessing, whenever necessary, its credit policies with the purpose of mitigating receivables losses. TNL Contax records allowance for doubtful accounts for delinquent customers and applies the collection and negotiation procedures of overdue credits.

(i) Interest rate risk

Risk of the Company incurring in losses derived from interest rate variations that increase the financial expenses related to liabilities raised on the market. The Company has not been executed derivatives contracts to cover this risk, but it continuously monitors the market interest rates with the purpose of watching the eventual need of contracting these instruments.

20 Related Parties - (consolidated)

The main transactions between related parties may be summarized below:

	6/30/2009

	Oi Fixa	Oi Móvel	Brasil CAP	Brasil Veículos	Oi Internet	Paggo Acquirer	Paggo Adm. Crédito	Amazônia Celular	Way TV	BNDES	Total

Assets

Accounts receivable	16,955	2,033	583	821		67	1,364	648	153		22,624

Liabilities
Suppliers	2,326	682									3,008
Loans and
Financing (Note 13)										218,182	218,182

	2,326	682								218,182	221,190

Revenues
Revenues from services rendered	306,128	181,913	3,164	4,155	1,500	402	6,649	1,361	3,366		508,638

Costs and expenses
Cost of services rendered	(15,471)	(2,967)									(18,438)
Financial expenses (Note 6)										(10,083)	(10,083)

	(15,471)	(2,967)								(10,083)	(28,521)

											3/31/2009

	Oi Fixa	Oi Móvel	Brasil CAP	Brasil Veículos	Oi Internet	Paggo Administradora de Cartões	Paggo Acquirer	Amazônia Celular	Way TV	BNDES	Total

Assets
Accounts receivable	15,643	2,569	519	911				648			20,290

Liabilities
Suppliers	2,578	962									3,540
Loans and
Financing (Note 13)										218,052	218,052

	2,578	962								218,052	221,592

											06/30/08

	Oi Fixa	Oi Móvel	Brasil CAP	Brasil Veículos	Oi Internet	Paggo Administradora de Cartões	Paggo Acquirer	Amazônia Celular	Way TV	BNDES	Total

Revenues
Revenues from services rendered	326,302	101,362	2,230	3,587	2,649	5,709	726		2,188		444,753

Costs and expenses
Cost of services rendered	(13,190)	(4,004)									(17,194)
Financial expenses (Note 6)										(5,829)	(5,829)

	(13,190)	(4,004)								(5,829)	(23,023)

(ii) Key Management compensation

Pursuant to the Brazilian Corporate Law and the Company’s Bylaws, it shall be incumbent upon shareholders at the General Meeting to establish the Management’s annual global compensation. The Board of Directors shall distribute the amount among the Management members.

During the six-month period ended June 30, 2009 and 2008, the Management compensation (i.e. board members and statutory officers) paid or payable is detailed below:

	2009	2008

Payroll and related charges	1,410	1,337
Fees	634	285
Profit sharing	3,150	2,360

	5,194	3,982

There were no material changes in the variable compensation criteria (share-based payment) to the Company’s executives, in relation to that outlined in the Note 26 to the Company’s annual financial statements of March 26, 2009.

The Company neither has post-employment benefits nor benefits related to the termination of labor agreements or any other long-term benefits for the Management or other employees.

21 Insurance Coverage

The Company and its subsidiaries have a risk management program aiming at minimizing risks, obtaining in the market coverage compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of its operations.

In the six-month period ended June 30, 2009, the Company had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

Management civil liability	194,000	01/13/2010
Fire of property, plant and equipment	95,628	05/16/2010
Loss of profits	43,282	05/16/2010
General civil liability	10,000	05/16/2010

22 Authorization to conclude the Quarterly Information - ITR

The Company’s Board of Executive Officers and Board of Directors authorized he conclusion of this quarterly information - ITR on July 28, 2009, which includes subsequent events occurred until this date that could impact this quarterly information.

* * *

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.01 – CONSOLIDATED BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
1	Total Assets	961,379	944,937
1.01	Current Assets	449,506	447,293
1.01.01	Cash and Cash Equivalents	283,688	313,778
1.01.02	Credits	127,849	105,798
1.01.02.01	Clients	127,849	105,798
1.01.02.02	Sundry Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Other	37,969	27,717
1.01.04.01	Deferred and Recoverable Taxes	24,232	15,129
1.01.04.02	Prepaid Expenses	4,230	4,817
1.01.04.03	Assets Destined to Sale	-	-
1.01.04.04	Other Assets	9,507	7,771
1.02	Non-current Assets	511,873	497,644
1.02.01	Long-term Assets	90,847	84,945
1.02.01.01	Sundry Credits	-	-
1.02.01.02	Credits with Related Persons	-	-
1.02.01.02.01	In Direct/Indirect Associated Companies	-	-
1.02.01.02.02	In Subsidiaries	-	-
1.02.01.02.03	Other Related Persons	-	-
1.02.01.03	Other	90,847	84,945
1.02.01.03.01	Deferred and Recoverable Taxes	27,902	27,102
1.02.01.03.02	Judicial Deposits	43,210	38,529
1.02.01.03.03	Credits Receivable	18,354	18,035
1.02.01.03.04	Other Assets	1,381	1,279
1.02.02	Permanent Assets	421,026	412,699
1.02.02.01	Investments	-	-
1.02.02.01.01	In Direct/Indirect Associated Companies	-	-
1.02.02.01.02	In Subsidiaries	-	-
1.02.02.01.03	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	336,945	328,162
1.02.02.03	Intangible Assets	84,081	84,537
1.02.02.04	Deferred Charges	-	-

02.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
2	Total Liabilities	961,379	944,937
2.01	Current Liabilities	355,918	357,727
2.01.01	Loans and Financing	48,707	37,595
2.01.01.01	Loans in Domestic Currency	36,848	23,239
2.01.01.02	Leasing	11,859	14,356
2.01.02	Debentures	-	-
2.01.03	Suppliers	56,559	53,823
2.01.04	Taxes, Fees and Contributions	40,593	23,587
2.01.04.01	Deferred and Recoverable Taxes	40,593	23,587
2.01.05	Dividends Payable	2,199	51,359
2.01.06	Provisions	-	-
2.01.07	Debts with Related Persons	-	-
2.01.08	Other	207,860	191,363
2.01.08.01	Payroll, Charges and Social Benefits	206,695	189,617
2.01.08.03	Other Liabilities	1,165	1,746
2.02	Non-current Liabilities	274,948	286,672
2.02.01	Long-term Liabilities	274,948	286,672
2.02.01.01	Loans and Financing	186,880	202,144
2.02.01.01.01	Loans in Domestic Currency	181,334	194,813
2.02.01.01.02	Leasing	5,546	7,331
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	70,262	66,104
2.02.01.04	Debts with Related Persons	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Other	17,806	18,424
2.02.01.06.01	Onlending to Shareholders	16,360	16,808
2.02.01.06.02	Other Liabilities	1,446	1,616
2.03	Deferred Income	-	-
2.04	Minority Interest	1,615	1,824
2.05	Shareholders' Equity	328,898	298,714
2.05.01	Paid-up Capital Stock	223,873	223,873
2.05.01.01	Capital Stock	223,873	223,873
2.05.02	Capital Reserves	10,402	9,991
2.05.02.01	Capital Reserves	9,312	9,282
2.05.02.02	Equity Instruments for Share-Based Payment	1,090	709
2.05.03	Revaluation Reserve	-	-
2.05.04	Profit Reserves	60,627	60,627
2.05.04.01	Legal	15,465	15,465
2.05.04.02	Statutory	45,162	45,162
2.05.04.02.01	Statutory	55,535	55,535
2.05.04.02.02	Treasury Shares	(10,373)	(10,373)
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Profits	-	-
2.05.04.05	Profit Retention	-	-
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Assets Valuation Adjustments	-	-
2.05.06	Accumulated Profits	33,996	4,223
2.05.07	Advance for Future Capital Increase	-	-

03.01 – CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 04/01/2009 to 06/30/2009	4 - From 01/01/2009 to 06/30/2009	5 - From 04/01/2008 to 06/30/2008	6 - From 01/01/2008 to 06/30/2008
3.01	Gross Revenue from Sales and/or Services	584,573	1,117,369	447,438	870,138
3.02	Gross Revenues Deductions	(44,040)	(83,478)	(33,170)	(64,471)
3.03	Net Revenue from Sales and/or Services	540,533	1,033,891	414,268	805,667
3.04	Cost of Goods and/or Services Sold	(445,681)	(872,682)	(351,215)	(685,632)
3.05	Gross Income	94,852	161,209	63,053	120,035
3.06	Operating Expenses/ Revenues	(50,621)	(92,793)	(30,291)	(57,113)
3.06.01	Selling	(6,433)	(15,110)	(4,931)	(9,168)
3.06.02	General and Administrative	(32,604)	(61,990)	(19,700)	(37,562)
3.06.03	Financial	(5,658)	(7,765)	(1,373)	(2,951)
3.06.03.01	Financial Income	5,058	13,336	6,658	12,084
3.06.03.02	Financial Expenses	(10,716)	(21,101)	(8,031)	(15,035)
3.06.04	Other Operating Income	3,699	6,267	1,891	3,333
3.06.05	Other Operating Expenses	(9,625)	(14,195)	(6,178)	(10,765)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	-	-	-	-
3.07	Operating Income	44,231	68,416	32,762	62,922
3.08	Non-operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before Tax/Holdings	44,231	68,416	32,762	62,922
3.10	Provision for Income and Social Contribution Taxes	(13,978)	(20,571)	(7,003)	(15,982)
3.11	Deferred Income Tax	(689)	(3,229)	(4,984)	(6,764)
3.12	Holdings/Statutory Contributions	-	-	-	-
3.12.01	Holdings	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on Own Capital	-	-	-	-
3.14	Minority Interest	209	464	-	-
3.15	Income for the Period	29,773	45,080	20,775	40,176
	Number of Shares, Ex-Treasury (thousand)	14,777	14,777	15,691	15,691
	Earnings per Share	2.01482	3.05069	1.32401	2.56045

04.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 04/01/2009 to 06/30/2009	4 - From 01/01/2009 to 06/30/2009	5 - From 04/01/2008 to 06/30/2008	6 - From 01/01/2008 to 06/30/2008
4.01	Net Cash from Operating Activities	65,987	82,165	48,513	80,247
4.01.01	Cash Generated from Operations	67,448	114,917	56,168	99,095
4.01.01.01	Net Income	29,773	45,080	20,775	40,176
4.01.01.02	Depreciation and Amortization	28,972	57,026	23,581	46,134
4.01.01.04	(Gain) Loss on Sale of Property, Plant and Equipment	961	959	126	112
4.01.01.05	Contingencies and other Provisions	6,882	8,331	6,615	5,822
4.01.01.06	Stock Option Plan	380	756	87	87
4.01.01.07	Deferred Income Tax and Social Contribution	689	3,229	4,984	6,764
4.01.01.08	Minority Interest	(209)	(464)	-	-
4.01.02	Variation in Assets and Liabilities	(731)	(31,344)	(7,594)	(18,558)
4.01.02.01	(Increase)/ Decrease in Accounts Receivable	(25,094)	(28,757)	(15,306)	(14,485)
4.01.02.02	(Increase)/Decrease in Prepaid Expenses	(1,238)	(5,477)	(83)	(6,154)
4.01.02.03	(Increase)/Decrease in Deferred Taxes	(10,008)	28,140	14,568	7,773
4.01.02.04	(Increase)/Decrease in Other Assets	(13)	54	(331)	(345)
4.01.02.05	Increase/ (Decrease) in Payroll, Charges	17,078	24,770	10,278	26,146
4.01.02.06	Increase/(Decrease) in Suppliers	2,736	(20,287)	872	(22,034)
4.01.02.07	Increase/(Decrease) in Taxes Payable	16,836	(28,498)	(17,549)	(8,399)
4.01.02.08	Increase/Decrease in Other Liabilities	(1,028)	(1,289)	(43)	(1,060)
4.01.03	Other	(730)	(1,408)	(61)	(290)
4.01.03.01	Financial Charges	(730)	(1,408)	(61)	(290)
4.02	Net Cash from Investment Activities	(42,458)	(96,498)	(39,940)	(68,703)
4.02.01	Sale of Fixed Assets	5	8	36	50
4.02.02	Purchase of Fixed Assets	(38,265)	(89,753)	(35,389)	(61,444)
4.02.03	Judicial Deposits	(4,198)	(6,753)	(4,587)	(7,308)
4.03	Net Cash from Financing Activities	(53,619)	(57,907)	44,293	89,580
4.03.01	Increase/(Decrease) in Capital			-	-
4.03.02	Payment of Leasing	(4,283)	(8,566)	(4,695)	(9,511)
4.03.03	Short-term Loans	-	-	-	-
4.03.04	Long-term Loans	-	-	61,822	111,905
4.03.05	Dividends Payment	(49,336)	(49,341)	(12,834)	(12,814)
4.04	Exchange Variance on Cash and Cash Equivalents	-	-	-	-
4.05	Increase/(Decrease) in Cash and Cash Equivalents	(30,090)	(72,240)	52,866	101,124

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2 – NATURE OF SUBSIDIARY/AFFILIATE	3 – CNPJ (Corporate Taxpayer’s ID)	4 – CLASSIFICATION	5 – INTEREST IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS’ EQUITY - %
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES HELD IN CURRENT QUARTER		8 – NUMBER OF SHARES HELD IN CURRENT QUARTER

01	TNL CONTAX S.A.	02.757.614/0001-48	PRIVATE SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY			309,550	309,550

02	TODO BPO E SOLUÇÕES EM TECNOLOGIA S.A.	10.451.982./0001-91	Closely-Held Corporation	80.00	80.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY			10	10

SUBSIDIARY

CORPORATE NAME TNL CONTAX S.A.

18.01 – SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 04/01/2009 to 06/30/2009	4 - From 01/01/2009 to 06/30/2009	5 - From 04/01/2008 to 06/30/2008	6 - From 01/01/2008 to 06/30/2008
3.01	Gross Revenue from Sales and/or Services	584,573	1,117,369	447,438	870,138
3.02	Gross Revenues Deductions	(44,040)	(83,478)	(33,170)	(64,471)
3.03	Net Revenue from Sales and/or Services	540,533	1,033,891	414,268	805,667
3.04	Cost of Goods and/or Services Sold	(445,681)	(872,682)	(351,215)	(685,632)
3.05	Gross Income	94,852	161,209	63,053	120,035
3.06	Operating Expenses/ Revenues	(52,645)	(91,679)	(29,951)	(55,944)
3.06.01	Selling	(6,433)	(15,110)	(4,931)	(9,168)
3.06.02	General and Administrative	(31,663)	(59,615)	(19,180)	(36,162)
3.06.03	Financial	(8,633)	(9,080)	(1,557)	(3,266)
3.06.03.01	Financial Income	2,997	10,681	6,435	11,707
3.06.03.02	Financial Expenses	(11,630)	(19,761)	(7,992)	(14,973)
3.06.04	Other Operating Income	3,699	6,267	1,891	3,333
3.06.05	Other Operating Expenses	(9,615)	(14,141)	(6,174)	(10,681)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	-	-	-	-
3.07	Operating Income	42,207	69,530	33,102	64,091
3.08	Non-operating Income	-	-	-	-
3.08.01	Revenues	-	-		-
3.08.02	Expenses	-	-	-	-
3.09	Income before Tax/Holdings	42,207	69,530	33,102	64,091
3.10	Provision for Income and Social Contribution Taxes	(13,978)	(20,571)	(7,003)	(15,982)
3.11	Deferred Income Tax	129	(3,350)	(5,084)	(7,114)
3.12	Holdings/Statutory Contributions	-	-	-	-
3.12.01	Holdings	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on Own Capital	-	-	-	-
3.14	Minority Interest	209	464	-	-
3.15	Income for the Period	28,567	46,073	21,015	40,995
	Number of Shares, Ex-Treasury (thousand)	309,550	309,550	309,550	309,550
	Earnings per Share	0.09229	0.14884	0.06789	0.13243

SUBSIDIARY

CORPORATE NAME TODO BPO E SOLUÇOES EM TECNOLOGIA S.A.

18.02 – SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 04/01/2009 to 06/30/2009	4 - From 01/01/2009 to 06/30/2009
3.01	Gross Revenue from Sales and/or Services	14,549	14,549
3.02	Gross Revenues Deductions	(967)	(967)
3.03	Net Revenue from Sales and/or Services	13,582	13,582
3.04	Cost of Goods and/or Services Sold	(11,584)	(11,584)
3.05	Gross Income	1,998	1,998
3.06	Operating Expenses/ Revenues	(3,043)	(4,320)
3.06.01	Selling	-	-
3.06.02	General and Administrative	(3,053)	(4,389)
3.06.03	Financial	36	95
3.06.03.01	Financial Income	48	107
3.06.03.02	Financial Expenses	(12)	(12)
3.06.04	Other Operating Income	-	-
3.06.05	Other Operating Expenses	(26)	(26)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Com	-	-
3.07	Operating Income	(1,045)	(2,322)
3.08	Non-operating Income	-	-
3.08.01	Revenues	-	-
3.08.02	Expenses	-	-
3.09	Income before Tax/Holdings	(1,045)	(2,322)
3.10	Provision for Income and Social Contribution Taxes	-	-
3.11	Deferred Income Tax	-	-
3.12	Holdings/Statutory Contributions	-	-
3.12.01	Holdings	-	-
3.12.02	Contributions	-	-
3.13	Reversal of Interest on Own Capital	-	-
3.14	Minority Interest	-	-
3.15	Loss for the Period	(1,045)	(2,322)
	Number of Shares, Ex-Treasury (thousand)	10	10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.